Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Third Quarter of 2021

BEIJING, CHINA, November 30, 2021 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading mobile social and entertainment platform in China, today announced its unaudited financial results for the third quarter of 2021.

Third Quarter of 2021 Highlights

•	Net revenues decreased by 0.2% year over year to RMB3,759.2 million (US$583.4 million*) in the third quarter of 2021.

•	Net income attributable to Hello Group Inc. decreased to RMB403.2 million (US$62.6 million) in the third quarter of 2021 from RMB456.7 million in the same period of 2020.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) decreased to RMB571.6 million (US$88.7 million) in the third quarter of 2021, from RMB653.8 million in the same period of 2020.

•	Diluted net income per American Depositary Share (“ADS”) was RMB1.93 (US$0.30) in the third quarter of 2021, compared to RMB2.11 in the same period of 2020.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.70 (US$0.42) in the third quarter of 2021, compared to RMB2.98 in the same period of 2020.

•	Monthly Active Users (“MAU”) on Momo application were 115.5 million in September 2021, compared to 113.6 million in September 2020.

•

Total paying users of live video service and value-added service, without double counting the overlap and including 2.9 million paying users of Tantan Limited (“Tantan”), were 12.2 million for the third quarter of 2021, compared to 13.1 million for the third quarter of 2020, which included 4.1 million paying users of Tantan.

First Nine Months of 2021 Highlights

•	Net revenues decreased 2.9% year over year to RMB10,901.5 million (US$1,691.9 million) for the first nine months of 2021.

•	Net income attributable to Hello Group Inc. was RMB1,329.0 million (US$206.3 million) for the first nine months of 2021, compared with RMB1,452.0 million during the same period of 2020.

•

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,756.2 million (US$272.6 million) for the first nine months of 2021, compared with RMB2,059.8 million during the same period of 2020.

•	Diluted net income per ADS was RMB6.22 (US$0.97) for the first nine months of 2021, compared with RMB6.68 during the same period of 2020.

•	Non-GAAP diluted net income per ADS (note 1) was RMB8.14 (US$1.26) for the first nine months of 2021, compared with RMB9.36 during the same period of 2020.

“The third quarter of 2021 was a good quarter with solid financial results.” commented Li Wang, CEO of Hello Group. “We continued to push forward with all of our strategic goals. For the first time since the beginning of the COVID-19 pandemic, core Momo revenue has achieved year-over-year growth.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.4434 to US$1.00, the effective noon buying rate for September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

Although we still have many hard work to do at Tantan, I am glad that we are finally on track to make concrete progresses on the product fronts.”

Third Quarter of 2021 Financial Results

Net revenues

Total net revenues were RMB3,759.2 million (US$583.4 million) in the third quarter of 2021, a decrease of 0.2% from RMB3,766.7 million in the third quarter of 2020.

Live video service revenues were RMB2,166.7 million (US$336.3 million) in the third quarter of 2021, a decrease of 8.8% from RMB2,374.8 million during the same period of 2020. The decrease was primarily attributable to (a) the decrease in Tantan’s live streaming revenue due to the shift of our strategic focus; (b) our structural reform on the Company’s core live video business.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,533.3 million (US$238.0 million) in the third quarter of 2021, an increase of 15.2% from RMB1,330.8 million during the same period of 2020. The year-over-year increase was primarily attributable to the continued growth of the virtual gift business on the Momo application driven by the introduction of innovative features and operational events in the audio and video social entertainment experiences, and to a lesser extent, incremental revenues contributed by new standalone apps. The increase was partially offset by the decrease in the value-added service revenues of Tantan, due to our demonetization measures to improve user experience and retention.

Mobile marketing revenues were RMB43.3 million (US$6.7 million) in the third quarter of 2021, a decrease of 14.1% from RMB50.4 million during the same period of 2020. The decrease in mobile marketing revenues was due to our strategy to underweight the line in terms of resource allocation, and to a lesser extent, our product adjustment to address new regulation requirement.

Mobile games revenues were RMB8.1 million (US$1.3 million) in the third quarter of 2021, an increase of 1.0% from RMB8.0 million in the third quarter of 2020.

Net revenues from the Momo segment increased from RMB3,037.0 million in the third quarter of 2020 to RMB3,246.3 million (US$503.8 million) in the third quarter of 2021, primarily due to the increase in net revenues from value-added service, partially offset by the decrease in net revenues from live video service. Net revenues from the Tantan segment decreased from RMB728.9 million in the third quarter of 2020 to RMB510.7 million (US$79.3 million) in the third quarter of 2021, due to the shift of our strategic focus from driving paying conversion to lowering the monetization level in order to improve user experience and drive overall user growth.

Cost and expenses

Cost and expenses were RMB3,319.9 million (US$515.2 million) in the third quarter of 2021, an increase of 1.9% from RMB3,258.5 million in the third quarter of 2020. The increase was primarily attributable to: (a) an increase in revenue sharing with virtual gift recipients for our virtual gift service, and broadcasters related to Momo’s core live video service; (b) an increase of RMB48.5 million (US$7.5 million) in production costs in connection with a television program and a film. These increases were partially offset by a decrease in revenue sharing with broadcasters related to Tantan’s live video service, a decrease in marketing and promotional expenses to attract users on Tantan platforms, and a decrease in personnel related costs including share-based compensation expenses resulting from the decreased number of employees and the decreased fair value of the share options granted during the period.

Non-GAAP cost and expenses (note 1) were RMB3,143.2 million (US$487.8 million) in the third quarter of 2021, an increase of 3.0% from RMB3,052.0 million during the same period of 2020.

Income from operations

Income from operations was RMB460.5 million (US$71.5 million) in the third quarter of 2021, compared to RMB531.1 million during the same period of 2020. Income from operations of the Momo segment was RMB676.5 million (US$105.0 million) in the third quarter of 2021, which increased from RMB658.7 million in the third quarter of 2020. Loss from operations of the Tantan segment was RMB179.8 million (US$27.9 million) in the third quarter of 2021, compared to loss from operations of RMB121.5 million in the third quarter of 2020.

Non-GAAP income from operations (note 1) was RMB637.2 million (US$98.9 million) in the third quarter of 2021, compared to RMB737.6 million during the same period of 2020. Non-GAAP income from operations of the Momo segment was RMB786.3 million (US$122.0 million) in the third quarter of 2021, which decreased from RMB805.8 million in the third quarter of 2020. Non-GAAP loss from operations of the Tantan segment was RMB112.9 million (US$17.5 million) in the third quarter of 2021, compared to non-GAAP loss from operations of RMB64.7 million in the third quarter of 2020.

Income tax expenses

Income tax expenses were RMB143.2 million (US$22.2 million) in the third quarter of 2021, compared to RMB143.6 million in the third quarter of 2020.

Net income

Net income was RMB395.9 million (US$61.4 million) in the third quarter of 2021, compared to RMB456.0 million during the same period of 2020. Net income from the Momo segment was RMB611.1 million (US$94.8 million) in the third quarter of 2021, which increased from RMB576.2 million in the third quarter of 2020. Net loss from the Tantan segment was RMB179.0 million (US$27.8 million) in the third quarter of 2021, compared to net loss of RMB114.2 million in the third quarter of 2020.

Non-GAAP net income (note 1) was RMB564.3 million (US$87.6 million) in the third quarter of 2021, compared to RMB653.1 million during the same period of 2020. Non-GAAP net income from the Momo segment was RMB720.9 million (US$111.9 million) in the third quarter of 2021, which decreased from RMB723.4 million in the third quarter of 2020. Non-GAAP net loss of the Tantan segment was RMB120.5 million (US$18.7 million) in the third quarter of 2021, compared to non-GAAP net loss of RMB66.9 million in the third quarter of 2020.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB403.2 million (US$62.6 million) in the third quarter of 2021, compared to RMB456.7 million during the same period of 2020.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB571.6 million (US$88.7 million) in the third quarter of 2021, compared to RMB653.8 million during the same period of 2020.

Net income per ADS

Diluted net income per ADS was RMB1.93 (US$0.30) in the third quarter of 2021, compared to RMB2.11 in the third quarter of 2020.

Non-GAAP diluted net income per ADS (note 1) was RMB2.70 (US$0.42) in the third quarter of 2021, compared to RMB2.98 in the third quarter of 2020.

Cash and cash flow

As of September 30, 2021, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term restricted cash and long-term restricted cash totaled RMB15,173.3 million (US$2,354.9 million), compared to RMB16,482.3 million as of December 31, 2020. Net cash provided by operating activities in the third quarter of 2021 was RMB559.9 million (US$86.9 million), compared to RMB691.1 million in the third quarter of 2020.

First Nine Months of 2021 Financial Results

Net revenues for the first nine months of 2021 were RMB10,901.5 million (US$1,691.9 million), a decrease of 2.9% from RMB11,229.0 million in the same period of 2020.

Net income attributable to Hello Group Inc. was RMB1,329.0 million (US$206.3 million) for the first nine months of 2021, compared to RMB1,452.0 million during the same period of 2020.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,756.2 million (US$272.6 million) for the first nine months of 2021, compared to RMB2,059.8 million during the same period of 2020.

Diluted net income per ADS was RMB6.22 (US$0.97) during the first nine months of 2021, compared to RMB6.68 in the same period of 2020.

Non-GAAP diluted net income per ADS (note 1) was RMB8.14 (US$1.26) during the first nine months of 2021, compared to RMB9.36 in the same period of 2020.

Net cash provided by operating activities was RMB893.7 million (US$138.7 million) during the first nine months of 2021, compared to RMB2,041.8 million in the same period of 2020.

Execution of share repurchase program

On September 3, 2020, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$300 million of its shares over the next 12 months. As of September 2, 2021, the Company had repurchased 14.15 million ADSs for a total consideration of US$182.4 million on the open market under this program, at an average purchase price of US$12.87 per ADS.

Business Outlook

For the fourth quarter of 2021, the Company expects total net revenues to be between RMB3.60 billion to RMB3.75 billion, representing a decrease of 5.1% to 1.2% year-over-year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Tuesday, November 30, 2021, at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong Time on November 30, 2021).

All participants must preregister online prior to the call to receive the dial-in details. Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

PRE-REGISTER LINK http://apac.directeventreg.com/registration/event/7139276

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, December 8, 2021. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Passcode: 7139276

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at http://ir.immomo.com.

About Hello Group Inc.

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. It is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the fourth quarter of 2021, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter of 2021 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the fourth quarter of 2021 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the impact of the COVID-19 pandemic on the Company’s business operations and the economy in China, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months			First nine months
	Ended September 30			Ended September 30
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	2,374,824	2,166,733	336,272	7,309,704	6,230,160	966,906
Value-added service	1,330,839	1,533,288	237,962	3,710,913	4,496,059	697,777
Mobile marketing	50,415	43,323	6,724	145,534	133,641	20,741
Mobile games	7,975	8,052	1,250	32,230	28,418	4,410
Other services	2,598	7,784	1,208	30,606	13,212	2,051

Total net revenues	3,766,651	3,759,180	583,416	11,228,987	10,901,490	1,691,885
Cost and expenses:
Cost of revenues	(2,020,779)	(2,183,337)	(338,849)	(5,934,000)	(6,191,911)	(960,970)
Research and development	(299,221)	(260,939)	(40,497)	(840,382)	(815,757)	(126,604)
Sales and marketing	(754,892)	(680,896)	(105,673)	(2,116,200)	(1,944,705)	(301,813)
General and administrative	(183,649)	(194,734)	(30,222)	(540,959)	(459,443)	(71,304)

Total cost and expenses	(3,258,541)	(3,319,906)	(515,241)	(9,431,541)	(9,411,816)	(1,460,691)
Other operating income	22,944	21,221	3,293	140,392	137,389	21,322

Income from operations	531,054	460,495	71,468	1,937,838	1,627,063	252,516
Interest income	104,232	93,564	14,521	343,591	284,706	44,186
Interest expense	(19,885)	(18,669)	(2,897)	(59,825)	(55,332)	(8,587)
Other gain or loss, net	—	—	—	(6,000)	(18,000)	(2,794)

Income before income tax and share of income on equity method investments	615,401	535,390	83,092	2,215,604	1,838,437	285,321
Income tax expenses	(143,615)	(143,158)	(22,218)	(750,139)	(526,065)	(81,644)

Income before share of income on equity method investments	471,786	392,232	60,874	1,465,465	1,312,372	203,677
Share of (loss) income on equity method investments	(15,763)	3,658	568	(16,203)	5,961	925

Net income	456,023	395,890	61,442	1,449,262	1,318,333	204,602

Less: net loss attributable to non-controlling interest	(705)	(7,301)	(1,133)	(2,772)	(10,677)	(1,657)

Net income attributable to the shareholders of Hello Group Inc.	456,728	403,191	62,575	1,452,034	1,329,010	206,259

Net income per share attributable to ordinary shareholders
Basic	1.09	1.01	0.16	3.48	3.26	0.51
Diluted	1.05	0.96	0.15	3.34	3.11	0.48
Weighted average shares used in calculating net income per ordinary share
Basic	417,884,266	400,835,428	400,835,428	417,580,609	408,074,205	408,074,205
Diluted	452,724,863	437,639,164	437,639,164	452,854,314	444,906,615	444,906,615

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			First nine months
	Ended September 30			Ended September 30
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Net income	456,023	395,890	61,442	1,449,262	1,318,333	204,602
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(80,618)	368	57	(72,667)	(31,830)	(4,940)

Comprehensive income	375,405	396,258	61,499	1,376,595	1,286,503	199,662
Less: comprehensive loss attributed to the non-controlling interest	(9,953)	(7,540)	(1,170)	(16,945)	(13,323)	(2,068)

Comprehensive income attributable to Hello Group Inc.	385,358	403,798	62,669	1,393,540	1,299,826	201,730

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	September 30	September 30
	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	3,363,942	3,283,840	509,644
Short-term deposits	7,566,250	6,010,000	932,737
Restricted cash	2,130	2,135	331
Accounts receivable, net of allowance for doubtful accounts of RMB15,390 and RMB15,633 as of December 31, 2020 and September 30, 2021, respectively	200,831	218,944	33,980
Prepaid expenses and other current assets	613,696	820,157	127,286

Total current assets	11,746,849	10,335,076	1,603,978
Long-term deposits	5,550,000	5,800,000	900,146
Long-term restricted cash	—	77,321	12,000
Right-of-use assets, net	278,175	303,623	47,122
Property and equipment, net	265,765	208,529	32,363
Intangible assets, net	687,211	572,687	88,880
Rental deposits	21,794	19,133	2,969
Long-term investments	454,996	737,347	114,434
Other non-current assets	94,868	81,608	12,665
Deferred tax assets	32,495	34,511	5,356
Goodwill	4,088,403	4,037,551	626,618

Total assets	23,220,556	22,207,386	3,446,531

Liabilities and equity
Current liabilities
Accounts payable	699,394	720,107	111,758
Deferred revenue	511,617	530,453	82,325
Accrued expenses and other current liabilities	854,835	803,564	124,711
Amount due to related parties	19,462	14,766	2,292
Lease liabilities due within one year	132,793	164,357	25,508
Income tax payable	236,490	165,058	25,617
Deferred consideration in connection with business acquisitions	62,149	45,350	7,038

Total current liabilities	2,516,740	2,443,655	379,249
Deferred tax liabilities	171,803	142,915	22,180
Convertible senior notes	4,658,966	4,612,019	715,774
Share-based compensation liability	875,616	—	—
Lease liabilities	136,436	141,949	22,030
Other non-current liabilities	25,666	141,054	21,891

Total liabilities	8,385,227	7,481,592	1,161,124
Shareholder’s equity (i)	14,835,329	14,725,794	2,285,407

Total liabilities and shareholder’s equity	23,220,556	22,207,386	3,446,531

(i):	As of September 30, 2021, the number of ordinary shares outstanding was 393,903,538.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months			First nine months
	Ended September 30			Ended September 30
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$

Cash flows from operating activities:
Net income	456,023	395,890	61,442	1,449,262	1,318,333	204,602
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	49,024	38,696	6,006	153,615	121,311	18,827
Amortization of intangible assets	39,347	34,722	5,389	119,517	107,783	16,728
Share-based compensation	168,475	143,280	22,237	521,102	349,195	54,194
Share of loss (income) on equity method investments	15,763	(3,658)	(568)	16,203	(5,961)	(925)
Loss on long-term investments	—	—	—	6,000	18,000	2,794
Gain on subsidiary deconsolidation	—	—	—	(6,676)	—	—
Gain on disposal of subsidiaries	—	—	—	—	(15,526)	(2,410)
(Gain) loss on disposal of property and equipment	(284)	2,351	365	(285)	1,272	197
Provision of losses (income) on receivable and other assets	26,006	(322)	(50)	26,412	242	38
Cash received on investment income distribution	—	—	—	1,153	—	—
Changes in operating assets and liabilities:
Accounts receivable	15,968	(1,616)	(251)	17,714	(24,358)	(3,780)
Prepaid expenses and other current assets	(207,586)	(85,048)	(13,199)	(163,753)	(203,666)	(31,608)
Amount due from a related party	2,029	—	—	4,382	—	—
Rental deposits	(83)	(922)	(143)	107	(1,514)	(235)
Deferred tax assets	561	(782)	(121)	3,034	(2,016)	(313)
Other non-current assets	9,930	(57,100)	(8,862)	28,181	(8,050)	(1,249)
Accounts payable	(62,189)	(28,400)	(4,408)	(78,664)	19,422	3,014
Income tax payable	112,799	24,947	3,872	177,855	(71,431)	(11,086)
Deferred revenue	17,442	9,369	1,454	(15,830)	25,454	3,950
Accrued expenses and other current liabilities	52,819	56,954	8,839	(161,411)	(38,829)	(6,026)
Amount due to related parties	13,495	1,860	289	2,262	(4,696)	(729)
Deferred tax liability	(9,837)	(8,676)	(1,346)	(29,880)	(26,941)	(4,181)
Share-based compensation liability	—	—	—	—	(678,153)	(105,248)
Other non-current liabilities	(8,648)	38,335	5,949	(28,500)	13,818	2,145

Net cash provided by operating activities	691,054	559,880	86,894	2,041,800	893,689	138,699
Cash flows from investing activities:
Purchase of property and equipment	(24,078)	(30,919)	(4,799)	(108,048)	(76,122)	(11,814)
Payment for long-term investments	—	—	—	(4,500)	(300,000)	(46,559)
Purchase of short-term deposits	(3,053,307)	(2,100,000)	(325,915)	(11,295,165)	(4,576,688)	(710,291)
Cash received on maturity of short-term deposits	4,337,085	3,458,658	536,775	15,622,659	6,117,570	949,432
Payment for short-term investments	—	—	—	(10,000)	—	—
Cash received from sales of short-term investment	—	—	—	10,000	—	—
Cash received on investment income distribution	—	—	—	—	5,610	871
Cash of disposed subsidiaries	—	—	—	—	(8,750)	(1,358)
Purchase of long-term deposits	(1,550,000)	—	—	(4,350,000)	(250,000)	(38,799)
Other investing activities	457	13	2	(319)	2,406	373

Net cash (used in) provided by investing activities	(289,843)	1,327,752	206,063	(135,373)	914,026	141,855
Cash flows from financing activities:
Deferred payment for business acquisition	—	—	—	(18,355)	(12,907)	(2,003)
Proceeds from exercise of share options	54	461	72	55	771	120
Repurchase of ordinary shares	(132,407)	(756,714)	(117,440)	(132,407)	(862,865)	(133,915)
Repurchase of subsidiary’s share options	(24,900)	(48,489)	(7,525)	(24,900)	(54,050)	(8,388)
Dividends payment	—	—	—	(1,123,983)	(852,743)	(132,344)

Net cash used in financing activities	(157,253)	(804,742)	(124,893)	(1,299,590)	(1,781,794)	(276,530)
Effect of exchange rate changes	(45,135)	(3,661)	(571)	(43,174)	(28,697)	(4,455)

Net increase (decrease) in cash and cash equivalents	198,823	1,079,229	167,493	563,663	(2,776)	(431)
Cash, cash equivalents and restricted cash at the beginning of period	2,977,583	2,284,067	354,482	2,612,743	3,366,072	522,406

Cash, cash equivalents and restricted cash at the end of period	3,176,406	3,363,296	521,975	3,176,406	3,363,296	521,975

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months					Three months					Three months
	Ended September 30, 2020					Ended September 30, 2021					Ended September 30, 2021
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(2,020,779)	18,472	4,434	—	(1,997,873)	(2,183,337)	17,286	6,623	—	(2,159,428)	(338,849)	2,683	1,028	—	(335,138)
Research and development	(299,221)	2,346	44,610	—	(252,265)	(260,939)	—	29,094	—	(231,845)	(40,497)	—	4,515	—	(35,982)
Sales and marketing	(754,892)	17,275	41,583	—	(696,034)	(680,896)	16,165	27,653	—	(637,078)	(105,673)	2,509	4,292	—	(98,872)
General and administrative	(183,649)	—	77,848	—	(105,801)	(194,734)	—	79,910	—	(114,824)	(30,222)	—	12,402	—	(17,820)

Cost and operating expenses	(3,258,541)	38,093	168,475	—	(3,051,973)	(3,319,906)	33,451	143,280	—	(3,143,175)	(515,241)	5,192	22,237	—	(487,812)
Income from operations	531,054	38,093	168,475	—	737,622	460,495	33,451	143,280	—	637,226	71,468	5,192	22,237	—	98,897
Net income attributable to Hello Group Inc.	456,728	38,093	168,475	(9,523)	653,773	403,191	33,451	143,280	(8,363)	571,559	62,575	5,192	22,237	(1,298)	88,706

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	First nine months					First nine months					First nine months
	Ended September 30, 2020					Ended September 30, 2021					Ended September 30, 2021
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(5,934,000)	56,046	14,207	—	(5,863,747)	(6,191,911)	51,853	14,548	—	(6,125,510)	(960,970)	8,047	2,258	—	(950,665)
Research and development	(840,382)	7,118	137,355	—	(695,909)	(815,757)	3,660	103,268	—	(708,829)	(126,604)	568	16,027	—	(110,009)
Sales and marketing	(2,116,200)	52,413	131,780	—	(1,932,007)	(1,944,705)	48,491	59,797	—	(1,836,417)	(301,813)	7,526	9,280	—	(285,007)
General and administrative	(540,959)	—	237,760	—	(303,199)	(459,443)	—	171,582	—	(287,861)	(71,304)	—	26,629	—	(44,675)

Cost and operating expenses	(9,431,541)	115,577	521,102	—	(8,794,862)	(9,411,816)	104,004	349,195	—	(8,958,617)	(1,460,691)	16,141	54,194	—	(1,390,356)
Income from operations	1,937,838	115,577	521,102	—	2,574,517	1,627,063	104,004	349,195	—	2,080,262	252,516	16,141	54,194	—	322,851
Net income attributable to Hello Group Inc.	1,452,034	115,577	521,102	(28,894)	2,059,819	1,329,010	104,004	349,195	(26,002)	1,756,207	206,259	16,141	54,194	(4,035)	272,559

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition.

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended September 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	1,932,141	234,592	—	2,166,733	336,272
Value-added service	1,257,158	276,130	—	1,533,288	237,962
Mobile marketing	43,323	—	—	43,323	6,724
Mobile games	8,052	—	—	8,052	1,250
Other services	5,589	—	2,195	7,784	1,208

Total net revenues	3,246,263	510,722	2,195	3,759,180	583,416
Cost and expenses (iii):
Cost of revenues	(1,884,931)	(269,376)	(29,030)	(2,183,337)	(338,849)
Research and development	(194,475)	(66,464)	—	(260,939)	(40,497)
Sales and marketing	(336,691)	(341,636)	(2,569)	(680,896)	(105,673)
General and administrative	(171,609)	(16,321)	(6,804)	(194,734)	(30,222)

Total cost and expenses	(2,587,706)	(693,797)	(38,403)	(3,319,906)	(515,241)
Other operating income	17,946	3,270	5	21,221	3,293

Income (loss) from operations	676,503	(179,805)	(36,203)	460,495	71,468
Interest income	93,174	356	34	93,564	14,521
Interest expense	(18,669)	—	—	(18,669)	(2,897)

Income (loss) before income tax and share of income on equity method investments	751,008	(179,449)	(36,169)	535,390	83,092
Income tax (expenses) benefits	(143,562)	404	—	(143,158)	(22,218)

Income (loss) before share of income on equity method investments	607,446	(179,045)	(36,169)	392,232	60,874
Share of income on equity method investments	3,658	—	—	3,658	568

Net income (loss)	611,104	(179,045)	(36,169)	395,890	61,442

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended September 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	2,847	3,776	—	6,623	1,028
Research and development	18,071	11,023	—	29,094	4,515
Sales and marketing	11,280	16,373	—	27,653	4,292
General and administrative	77,616	2,294	—	79,910	12,402

Total cost and expenses	109,814	33,466	—	143,280	22,237

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended September 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	676,503	(179,805)	(36,203)	460,495	71,468
Share-based compensation	109,814	33,466	—	143,280	22,237
Amortization of intangible assets from business acquisitions	—	33,451	—	33,451	5,192

Non-GAAP income (loss) from operations	786,317	(112,888)	(36,203)	637,226	98,897
Net income (loss)	611,104	(179,045)	(36,169)	395,890	61,442
Share-based compensation	109,814	33,466	—	143,280	22,237
Amortization of intangible assets from business acquisitions	—	33,451	—	33,451	5,192
Tax impacts	—	(8,363)	—	(8,363)	(1,298)

Non-GAAP net income (loss)	720,918	(120,491)	(36,169)	564,258	87,573

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended September 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[1]
Net revenues:
Live video service	1,978,098	396,726	—	2,374,824	349,774
Value-added service	998,668	332,171	—	1,330,839	196,012
Mobile marketing	50,415	—	—	50,415	7,425
Mobile games	7,975	—	—	7,975	1,175
Other services	1,810	—	788	2,598	382

Total net revenues	3,036,966	728,897	788	3,766,651	554,768
Cost and expenses (iv):
Cost of revenues	(1,660,806)	(358,743)	(1,230)	(2,020,779)	(297,629)
Research and development	(214,597)	(84,624)	—	(299,221)	(44,070)
Sales and marketing	(361,448)	(393,437)	(7)	(754,892)	(111,184)
General and administrative	(164,331)	(13,620)	(5,698)	(183,649)	(27,049)

Total cost and expenses	(2,401,182)	(850,424)	(6,935)	(3,258,541)	(479,932)
Other operating income	22,893	—	51	22,944	3,379

Income (loss) from operations	658,677	(121,527)	(6,096)	531,054	78,215
Interest income	103,477	706	49	104,232	15,352
Interest expense	(19,885)	—	—	(19,885)	(2,929)

Income (loss) before income tax and share of income on equity method investments	742,269	(120,821)	(6,047)	615,401	90,638
Income tax (expenses) benefits	(150,278)	6,663	—	(143,615)	(21,152)

Income (loss) before share of income on equity method investments	591,991	(114,158)	(6,047)	471,786	69,486
Share of loss on equity method investments	(15,763)	—	—	(15,763)	(2,322)

Net income (loss)	576,228	(114,158)	(6,047)	456,023	67,164

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended September 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	3,338	1,096	—	4,434	653
Research and development	32,296	12,314	—	44,610	6,570
Sales and marketing	37,110	4,473	—	41,583	6,125
General and administrative	74,416	837	2,595	77,848	11,466

Total cost and expenses	147,160	18,720	2,595	168,475	24,814

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the effective noon buying rate for September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended September 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	658,677	(121,527)	(6,096)	531,054	78,215
Share-based compensation	147,160	18,720	2,595	168,475	24,814
Amortization of intangible assets from business acquisitions	—	38,093	—	38,093	5,611

Non-GAAP income (loss) from operations	805,837	(64,714)	(3,501)	737,622	108,640
Net income (loss)	576,228	(114,158)	(6,047)	456,023	67,164
Share-based compensation	147,160	18,720	2,595	168,475	24,814
Amortization of intangible assets from business acquisitions	—	38,093	—	38,093	5,611
Tax impacts	—	(9,523)	—	(9,523)	(1,403)

Non-GAAP net income (loss)	723,388	(66,868)	(3,452)	653,068	96,186

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	Ended September 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	5,527,851	702,309	—	6,230,160	966,906
Value-added service	3,606,393	889,666	—	4,496,059	697,777
Mobile marketing	133,641	—	—	133,641	20,741
Mobile games	28,418	—	—	28,418	4,410
Other services	9,263	—	3,949	13,212	2,051

Total net revenues	9,305,566	1,591,975	3,949	10,901,490	1,691,885
Cost and expenses (v):
Cost of revenues	(5,338,330)	(816,562)	(37,019)	(6,191,911)	(960,970)
Research and development	(595,176)	(220,581)	—	(815,757)	(126,604)
Sales and marketing	(1,042,458)	(898,612)	(3,635)	(1,944,705)	(301,813)
General and administrative	(471,965)	28,763	(16,241)	(459,443)	(71,304)

Total cost and expenses	(7,447,929)	(1,906,992)	(56,895)	(9,411,816)	(1,460,691)
Other operating income	103,352	34,006	31	137,389	21,322

Income (loss) from operations	1,960,989	(281,011)	(52,915)	1,627,063	252,516
Interest income	283,629	952	125	284,706	44,186
Interest expense	(55,332)	—	—	(55,332)	(8,587)
Other gain or loss, net	(18,000)	—	—	(18,000)	(2,794)

Income (loss) before income tax and share of income on equity method investments	2,171,286	(280,059)	(52,790)	1,838,437	285,321
Income tax (expenses) benefits	(533,508)	7,443	—	(526,065)	(81,644)

Income (loss) before share of income on equity method investments	1,637,778	(272,616)	(52,790)	1,312,372	203,677
Share of income on equity method investments	5,961	—	—	5,961	925

Net income (loss)	1,643,739	(272,616)	(52,790)	1,318,333	204,602

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First nine months
	Ended September 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	7,812	6,736	—	14,548	2,258
Research and development	78,259	25,009	—	103,268	16,027
Sales and marketing	37,157	22,640	—	59,797	9,280
General and administrative	238,408	(66,826)	—	171,582	26,629

Total cost and expenses	361,636	(12,441)	—	349,195	54,194

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	Ended September 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,960,989	(281,011)	(52,915)	1,627,063	252,516
Share-based compensation	361,636	(12,441)	—	349,195	54,194
Amortization of intangible assets from business acquisitions	—	104,004	—	104,004	16,141

Non-GAAP operating income (loss)	2,322,625	(189,448)	(52,915)	2,080,262	322,851
Net income (loss)	1,643,739	(272,616)	(52,790)	1,318,333	204,602
Share-based compensation	361,636	(12,441)	—	349,195	54,194
Amortization of intangible assets from business acquisitions	—	104,004	—	104,004	16,141
Tax impacts	—	(26,002)	—	(26,002)	(4,035)

Non-GAAP net income (loss)	2,005,375	(207,055)	(52,790)	1,745,530	270,902

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	Ended September 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	6,715,266	594,438	—	7,309,704	1,076,603
Value-added service	2,677,575	1,033,338	—	3,710,913	546,559
Mobile marketing	145,534	—	—	145,534	21,435
Mobile games	32,230	—	—	32,230	4,747
Other services	9,168	—	21,438	30,606	4,507

Total net revenues	9,579,773	1,627,776	21,438	11,228,987	1,653,851
Cost and expenses (vi):
Cost of revenues	(5,189,765)	(723,466)	(20,769)	(5,934,000)	(873,984)
Research and development	(601,271)	(239,111)	—	(840,382)	(123,775)
Sales and marketing	(1,093,008)	(1,023,151)	(41)	(2,116,200)	(311,683)
General and administrative	(461,627)	(61,128)	(18,204)	(540,959)	(79,675)

Total cost and expenses	(7,345,671)	(2,046,856)	(39,014)	(9,431,541)	(1,389,117)
Other operating income	140,202	—	190	140,392	20,678

Income (loss) from operations	2,374,304	(419,080)	(17,386)	1,937,838	285,412
Interest income	340,531	2,867	193	343,591	50,605
Interest expense	(59,825)	—	—	(59,825)	(8,811)
Other gain or loss, net	(6,000)	—	—	(6,000)	(884)

Income (loss) before income tax and share of income on equity method investments	2,649,010	(416,213)	(17,193)	2,215,604	326,322
Income tax (expenses) benefits	(762,768)	12,629	—	(750,139)	(110,484)

Income (loss) before share of income on equity method investments	1,886,242	(403,584)	(17,193)	1,465,465	215,838
Share of loss on equity method investments	(16,203)	—	—	(16,203)	(2,386)

Net income (loss)	1,870,039	(403,584)	(17,193)	1,449,262	213,452

(vi)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First nine months
	Ended September 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	12,345	1,862	—	14,207	2,092
Research and development	95,768	41,587	—	137,355	20,231
Sales and marketing	121,456	10,324	—	131,780	19,409
General and administrative	207,650	22,238	7,872	237,760	35,019

Total cost and expenses	437,219	76,011	7,872	521,102	76,751

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	Ended September 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	2,374,304	(419,080)	(17,386)	1,937,838	285,412
Share-based compensation	437,219	76,011	7,872	521,102	76,751
Amortization of intangible assets from business acquisitions	—	115,577	—	115,577	17,023

Non-GAAP operating income (loss)	2,811,523	(227,492)	(9,514)	2,574,517	379,186
Net income (loss)	1,870,039	(403,584)	(17,193)	1,449,262	213,452
Share-based compensation	437,219	76,011	7,872	521,102	76,751
Amortization of intangible assets from business acquisitions	—	115,577	—	115,577	17,023
Tax impacts	—	(28,894)	—	(28,894)	(4,255)

Non-GAAP net income (loss)	2,307,258	(240,890)	(9,321)	2,057,047	302,971